| Name and Address of Seller | Title of Securities Sold | Date of Sale | Amount of Securities Sold | Gross Proceeds |
| --- | --- | --- | --- | --- |
| J.H. Whitney VII, L.P. ,212 Elm St, New Canaan, CT, 06840 | Common | 3/18/2025 | 39,825 | $219,671.55 |
| PSA Healthcare Investment Holding LLC ,213 Elm St, New Canaan, CT, 06840 | Common | 3/18/2025 | 19,897 | $109,750.28 |
| JHW Iliad Holdings LLC ,214 Elm St, New Canaan, CT, 06840 | Common | 3/18/2025 | 6,614 | $36,482.30 |
| PSA Iliad Holdings LLC ,215 Elm St, New Canaan, CT, 06840 | Common | 3/18/2025 | 1,842 | $10,160.33 |
| JHW Iliad Holdings II LLC ,216 Elm St, New Canaan, CT, 06840 | Common | 3/18/2025 | 693 | $3,822.53 |
| J.H. Whitney VII, L.P. ,217 Elm St, New Canaan, CT, 06840 | Common | 3/19/2025 | 46,912 | $256,294.56 |
| PSA Healthcare Investment Holding LLC ,218 Elm St, New Canaan, CT, 06840 | Common | 3/19/2025 | 23,438 | $128,048.94 |
| JHW Iliad Holdings LLC ,219 Elm St, New Canaan, CT, 06840 | Common | 3/19/2025 | 7,792 | $42,570.07 |
| PSA Iliad Holdings LLC ,220 Elm St, New Canaan, CT, 06840 | Common | 3/19/2025 | 2,170 | $11,855.37 |
| JHW Iliad Holdings II LLC ,221 Elm St, New Canaan, CT, 06840 | Common | 3/19/2025 | 817 | $4,463.52 |